Exhibit 99.1

Press Release

27 May 2016

052/15-16

José Mourinho appointed manager of Manchester United

•                  Portuguese coach has won 22 trophies since 2003

José Mourinho will take over as manager of Manchester United from the 2016/17 season, signing a three year contract with an option to stay at the Club until at least 2020.

José, 53, has managed at the top level of European football for over a decade and in that time has won league titles and cups in four countries (Portugal, England, Italy and Spain), as well as winning the UEFA Champions League twice — in 2004 with FC Porto and in 2010 with Inter Milan.

Announcing the appointment Ed Woodward, said:

“José is quite simply the best manager in the game today.  He has won trophies and inspired players in countries across Europe and, of course, he knows the Premier League very well, having won three titles here.

“I’d like to take this opportunity to welcome him to Manchester United.  His track record of success is ideal to take the Club forward.”

José Mourinho said:

“To become Manchester United manager is a special honour in the game.  It is a club known and admired throughout the world.  There is a mystique and a romance about it which no other club can match.

“I have always felt an affinity with Old Trafford; it has hosted some important memories for me in my career and I have always enjoyed a rapport with the United fans.  I’m looking forward to being their manager and enjoying their magnificent support in the coming years.”

Ends

José Mourinho GOIH

Born: 26 January 1963 in Setubal, Portugal

Honour: Grande Oficial, Ordem do Infante Dom Henrique (Portuguese Knighthood), 2005

Playing Career

		Apps	Gls
1980-82	Rio Ave	16	2
1982-83	Belenenses	16	2
1983-85	Sesimbra	35	1
1985-87	Comercio e Industria	27	8
	TOTAL	94	13

Managerial Career

2000	Benfica
2001-2002	Leiria
2002-2004	FC Porto
2004-2007	Chelsea
2008-2010	Inter Milan
2010-2013	Real Madrid
2013-2015	Chelsea

Trophies won

UEFA Champions League	2	FC Porto	2004
		Inter Milan	2010
UEFA Cup	1	FC Porto	2003
Primeira Liga, Portugal	2	FC Porto	2003, 2004
FA Premier League	3	Chelsea	2005, 2006, 2015
Serie A, Italy	2	Inter Milan	2009, 2010
La Liga, Spain	1	Real Madrid	2012
Taca de Portugal	1	FC Porto	2003
FA Cup	1	Chelsea	2007
Coppa Italia	1	Inter Milan	2010
Copa del Rey, Spain	1	Real Madrid	2011
Supertaca Candido de Oliveira, Portugal	1	FC Porto	2003
League Cup	3	Chelsea	2005, 2007, 2015
Supercoppa Italiana	1	Inter Milan	2008
Supercopa de Espana	1	Real Madrid	2012
FA Community Shield	1	Chelsea	2005

Contacts

Manchester United

Philip Townsend, +44 (0) 161 868 8148

Director of Communications

communications@manutd.co.uk